

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Biao Wei
Chief Executive Officer
Lixiang Education Holding Co., Ltd
No. 818 Hua Yuan Street
Liandu District, Lishui City, Zhejiang Province, 323000
People's Republic of China

>   **Re: Lixiang Education Holding Co., Ltd**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed September 22, 2020**
>   **Amendment No. 2 to Registration Statement on Form F-1**
>   **Filed September 23, 2020**
>   **File No. 333-248691**

Dear Mr. Wei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2020 letter.

Amendment No. 1 to Registration Statement on Form F-1, filed September 22, 2020

Risk Factors
Risks Related to Our Business and Industry
"Substantial uncertainties exist with respect to the Implementing Regulations . . .", page 16

1.   We note your response to comment 1, and your amended disclosure on page 17, including that, "[i]n the event that the contractual arrangements are further defined by any implementing regulation as related-party transactions transferring proceeds from the running of schools, [you] may not obtain part of the service fees under the contractual

arrangements funded from proceeds from the running of schools such as tuition income." Please amend your disclosure to clarify whether your meal and accommodation fees would also be included in the service fees you may be unable to obtain. Further, please explicitly disclose the effect of being unable to obtain these fees on your financial condition and results of operations. In this regard, we note your disclosure in the table on page 82 that tuition, meal, and accommodation fees represented 94.6% and 98.2% of your net revenue for the year ended December 31, 2019 and the period ended June 30, 2020, respectively.

Risks Relating to ADSs and This Offering

"ADS holders have limited choice of forum . . .", page 51

2. We note your response to comment 2, and that you have filed the deposit agreement as an exhibit to your registration statement. Please amend the "Governing Law / Waiver of Jury Trial" provision in your exhibit to disclose, as you do in your filing, that actions by your ADS holders to enforce any duty or liability created by the Exchange Act, the Securities Act, or the respective rules and regulations thereunder must also be brought in federal court. Alternatively, tell us how you will make future investors aware of the provision's limited applicability.

"Our post-offering memorandum and articles of association . . .", page 53

3. We note your amended disclosure describing the exclusive forum provision in your post-offering memorandum and articles of association. Please amend your disclosure to clarify the extent to which this provision applies to Exchange Act claims, and to disclose that, by agreeing to this provision, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also amend the provision in your post-offering memorandum and articles of association to describe the extent to which this provision applies to Exchange Act claims, or tell us how you will make future investors aware of the provision's limited applicability.

Amendment No. 2 to Registration Statement on Form F-1, filed September 23, 2020

Capitalization, page 61

4. Please revise the introductory paragraph to your capitalization disclosures to indicate the number of ADSs that you expect to issue in the offering as well as the amount of the expected proceeds in both RMB and US dollars.

5. Please revise to disclose the number of shares that will be outstanding on an as adjusted basis giving effect to the offering.

You may contact Theresa Brillant at (202) 551-3307 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephanie Tang